SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2006 Commission File Number: 1-31402

CAE INC. (Name of Registrant)

8585 Cote de Liesse Saint-Laurent, Quebec Canada H4T 1G6 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: June 21, 2006	By:	/s/ Hartland J. Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

CAE Inc.
8585 Cote de Liesse
Saint-Laurent, Quebec H4T 1G6

Tel (514) 341-6780
Fax (514) 340-5530

June 21, 2006
To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Ontario Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Securities Commission
Re:	CAE Inc.
Reporting of Voting Results pursuant to section 11.3 of National Instrument
51-102 – Continuous Disclosure Obligations (“NI 51-102”)

     Following the annual meeting of shareholders of CAE Inc. on June 21, 2006 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon			Voting Results
1	.	Election of Directors	The nominees proposed by management
were elected by a majority of shareholders
on a show of hands.
2	.	Appointment of PricewaterhouseCoopers LLP	PricewaterhouseCoopers LLP were
		as the Corporation’s auditors	appointed as the Corporation’s auditors by
a majority of shareholders on a show of
hands.
3	.	Resolution to approve the renewal of the	The Resolution was approved by a majority
		Shareholder Protection Rights Plan	of shareholders on a ballot
Agreement

Sincerely,

/s/ Hartland Paterson
Hartland Paterson
Vice President, Legal, General Counsel
and Corporate Secretary

cc: U.S. Securities and Exchange Commission